UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number:  001-38502

EURODRY LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by EuroDry Ltd. (the “Company”) on August 8, 2024: EuroDry Ltd. Reports Results for the Six-Month Period and Quarter Ended June 30, 2024.

This Report on Form 6-K (which includes Exhibit 1), except for the paragraph in Exhibit 1 beginning with “Aristides Pittas, Chairman and CEO of EuroDry commented:” and the succeeding two paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-273254) filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 14, 2023 and the Company’s Registration Statement on Form F-3 (File No. 333-273258) filed with the Commission on July 14, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURODRY LTD.

Dated: August 8, 2024	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

         Exhibit 1

EuroDry Ltd.

Reports Results for the Six-Month Period and Quarter Ended June 30, 2024

Athens, Greece – August 8, 2024– EuroDry Ltd. (NASDAQ: EDRY, the “Company” or “EuroDry”), an owner and operator of drybulk vessels and provider of seaborne transportation for drybulk cargoes, announced today its results for the three- and six-month periods ended June 30, 2024.

Second Quarter 2024 Highlights:

•

Total net revenues for the quarter of $17.4 million.

•

Net loss attributable to controlling shareholders, of $0.41 million or $0.15 loss per share basic and diluted, respectively.

•

Adjusted net loss1 attributable to controlling shareholders for the quarter of $0.45 million or $0.17 loss per share basic and diluted, respectively, before unrealized gain on derivatives.

•

Adjusted EBITDA1 for the quarter was $5.0 million.

•

An average of 13.0 vessels were owned and operated during the second quarter of 2024 earning an average time charter equivalent rate of $14,427 per day.

•

The original share repurchase program of $10 million approved by the Board in August 2022 and already extended for a year has been extended for another year. To-date, about $5.0 million have been used to repurchase 313,318 shares of the Company.

•

The Company also announced that it completed its 2023 Sustainability Report which is available at its website (http://www.eurodry.gr/company/sustainability.html)

First Half 2024 Highlights:

•

Total net revenues of $31.9 million.

•

Net loss attributable to controlling shareholders was $2.2 million or $0.81 loss per share basic and diluted.

•

Adjusted net loss1 attributable to controlling shareholders for the period was $3.7 million or $1.35 adjusted loss per share basic and diluted1, respectively, before unrealized gain on derivatives.

•

Adjusted EBITDA1 of $7.1 million.

•

An average of 13.0 vessels were owned and operated during the first half of 2024 earning an average time charter equivalent rate of $13,452 per day.

1Adjusted EBITDA, Adjusted net loss attributable to controlling shareholders and Adjusted loss per share are not recognized measurements under US GAAP (GAAP) and should not be used in isolation or as a substitute for EuroDry’s financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of EuroDry commented:

“During the second quarter of 2024, the drybulk market fluctuated at levels 5-10% higher than the previous quarter showing some signs of seasonal slowdown by the end of June. Earnings for eco-Kamsarmax vessels averaged about $17,800 during the second quarter and around $15,900 in July while earnings for eco-Ultramax vessels averaged $3-4,000 thousand dollars per day higher than Kamsarmaxes throughout 2024. Our fleet, which includes five older Panamaxes that typically trade at 3-4,000/day below eco-Kamsarmax vessels, earned a blended rate of $14,427/day as a result of some legacy charters. Our results for the quarter were influenced by various scheduled drydockings.

“Overall, the market environment remains volatile with increased geopolitical uncertainty and an increasing orderbook. Still though, any new orders placed will not affect the supply of vessels before 2027 at the earliest. Thus, in the near and medium term, the market fundamentals remain unchanged with a low supply growth providing support for any increases in demand to be converted to higher rates for our ships. Global economic growth is the main driver for the drybulk trade demand, and especially, economic developments in China. The expected interest rates cuts in the remaining of 2024 should contribute to higher economic activity in that respect as well as measures taken by the Chinese government to address domestic investment. On the opposite side, any protectionist measures taken would negatively influence trade growth.

“Our strategy remains to position our fleet to take advantage of any rate increases having the majority of our fleet employed in short term or index-linked charters. At the same time, we are evaluating fleet renewal and investment opportunities. We are also continuing our share repurchase program as our shares continue to trade significantly below our net asset value. Last but not least, I am pleased to announce the publication of our 2023 Sustainability Report which summarizes our progress in and underlines our commitment to the environmental, social responsibility and governance aspects of our business.”

Tasos Aslidis, Chief Financial Officer of EuroDry commented: “The net revenues of the second quarter of 2024 increased significantly compared to the second quarter of 2023 as a result of the increased time charter equivalent rates our vessels earned and the increased average number of vessels operated during the second quarter of 2024 compared to the same period of 2023. The time charter equivalent rates for the second quarter of 2024 were higher by 18.5% on average compared to the time charter equivalent rates our vessels earned in the second quarter of 2023.

“Daily vessel operating expenses, including management fees, but excluding dry-docking costs, averaged $6,396 per vessel per day during the second quarter of 2024 as compared to $6,780 per vessel per day for the same quarter of last year, and $6,289 per vessel per day for the first half of 2024 as compared to $6,424 per vessel per day for the same period of 2023. General and administrative expenses averaged $666 per vessel per day during the second quarter of 2024 as compared to $876 per vessel per day for the same quarter of last year, and $675 per vessel per day for the first half of 2024 as compared to $882 per vessel per day for the same period of 2023. This decrease is explained by the allocation of General and administrative expenses of approximately the same levels in the respective three-month and six-month periods, to an increased number of vessels in the three months and six months ended June 30, 2024.

“Adjusted EBITDA during the second quarter of 2024 was $5.0 million versus $2.5 million in the second quarter of last year.

“As of June 30, 2024, our outstanding debt (excluding the unamortized loan fees) was $98.1 million, while unrestricted and restricted cash was $9.5 million. As of the same date, our scheduled debt repayments including balloon payments over the next 12 months amounted to about $13.8 million.”

Second Quarter 2024 Results:

For the second quarter of 2024, the Company reported total net revenues of $17.4 million representing a 68.6% increase over total net revenues of $10.3 million during the second quarter of 2023 which was the result of the higher time charter rates our vessels earned and the increased average number of vessels operated during the second quarter of 2024 compared to the same period of 2023. On average, 13.0 vessels were owned and operated during the second quarter of 2024 earning an average time charter equivalent rate of $14,427 per day compared to 10.0 vessels in the same period of 2023 earning on average $12,179 per day.

For the second quarter of 2024, voyage expenses, net amounted to $2.2 million and mainly relate to vessels repositioning between charters and expenses during operational off-hire time, as compared to $1.1 million in the same period of 2023. Vessel operating expenses increased to $6.6 million for the second quarter of 2024 from $5.4 million in the same period of 2023. The increase is mainly attributable to the increased number of vessels operating in the second quarter of 2024 compared to the corresponding period in 2023.

Depreciation expense for the second quarter of 2024 was $3.5 million compared to $2.6 million for the same period of 2023 as a result of the higher number of vessels owned and operated in the second quarter of 2024.

Related party management fees for the period were $1.0 million compared to $0.8 million for the same period of 2023, again due to the increased number of vessels owned and operated in the second quarter of 2024, as well as due to the adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing it from 775 Euros to 810 Euros and the unfavorable movement of the euro/dollar exchange rate.

General and administrative expenses for the second quarter of 2024 was at $0.8 million remaining at the same levels as compared to the second quarter of 2023. During the second quarter of 2023, we recorded a provision of $0.5 million related to the detention of one of our vessels as other operating loss. In the same period of 2024, the Company did not have any such costs.

During the second quarter of 2024, one vessel completed its special survey and another two entered into dry-dock in order complete their special survey, for a total cost of $1.9 million, while there were two vessels that completed their special survey, during the second quarter of 2023 for a cost of $1.6 million.

Interest and other financing costs for the second quarter of 2024 amounted to $2.0 million compared to $1.4 million for the same period of 2023. Interest expense during the second quarter of 2024 was higher mainly due to the increased amount of debt and the increased benchmark rates of our loans during the period as compared to the same period of last year.

For the three months ended June 30, 2024, the Company recognized a $0.04 million unrealized gain and a $0.05 million realized gain on one interest rate swap. The results for the second quarter of 2023 include an unrealized gain of $0.23 million and a realized gain of $0.03 million on an interest rate swap contract and an unrealized loss of $0.08 million and a realized gain of $2.28 million on forward freight agreement (“FFA”) contracts.

The Company reported net loss for the period of $0.3 million and a net loss attributable to controlling shareholders of $0.4 million, as compared to a net loss and a net loss attributable to controlling shareholders of $1.2 million for the same period of 2023. The net gain attributable to the non-controlling interest of $0.08 million in the second quarter of 2024 represents the gain attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

Adjusted EBITDA for the second quarter of 2024 was $5.0 million compared to $2.5 million achieved during the second quarter of 2023.

Basic and diluted loss per share attributable to the Company for the second quarter of 2024 was $0.15 calculated on 2,710,413 basic and diluted weighted average number of shares outstanding, compared to loss per share of $0.43 calculated on 2,761,182 basic and diluted weighted average number of shares outstanding for the second quarter of 2023.

Excluding the effect on the loss attributable to controlling shareholders for the quarter of the unrealized gain on derivatives, the adjusted loss for the quarter ended June 30, 2024 would have been $0.17 per share basic and diluted, compared to adjusted loss of $0.48 per share basic and diluted, respectively for the quarter ended June 30, 2023. Usually, security analysts do not include the above item in their published estimates of earnings per share.

First Half 2024 Results:

For the first half of 2024, the Company reported total net revenues of $31.9 million representing a 46.9% increase over total net revenues of $21.7 million during the first half of 2023, which was the result of the increased time charter rates our vessels earned and the increased average numbers of vessels operated during the first half of 2024 compared to the same period of 2023. On average, 13.0 vessels were owned and operated during the first half of 2024 earning an average time charter equivalent rate of $13,452 per day compared to 10.0 vessels in the same period of 2023 earning on average $11,393 per day.

For the first half of 2024, Voyage expenses, net, were $3.7 million and mainly relate to vessels repositioning between charters and expenses during operational off-hire time. For the same period of 2023, voyage expenses, net were $3.5 million and relate to expenses incurred by one of our vessels while employed under a voyage charter.

Vessel operating expenses were $12.8 million for the first half of 2024 as compared to $10.1 million for the first half of 2023. The increase is mainly attributable to the increased number of vessels operating in the first half of 2024 compared to the corresponding period in 2023.

Depreciation expense for the first half of 2024 was $6.9 million compared to $5.1 million during the same period of 2023, mainly due to the higher number of vessels operating in the same period.

Related party management fees for the first half of 2024 were slightly increased to $2.1 million from $1.5 million for the same period of 2023 due to the increased amounts of vessels operating in 2024 and the adjustment for inflation in the daily vessel management fee, effective from January 1, 2024, increasing it from 775 Euros to 810 Euros, and the unfavorable movement of the euro/dollar exchange rate during the period.

General and administrative expenses for the first half of 2024, remained at the same levels of $1.6 million as compared to the corresponding period in 2023.

During the first half of 2024 three of our vessels completed their special survey with drydocking and another two entered dry-docks in order to complete their special surveys, for a total cost of $3.7 million. During the first half of 2023 two of our vessels completed their special survey with drydocking for a total cost of $2.1 million.

Interest and other financing costs for the first half of 2024 amounted to $4.1 million compared to $2.9 million for the same period of 2023. This increase is mainly due to the increased amount of debt in the current period as well as the increase in the benchmark rates of our loans compared to the same period of 2023.

For the six months ended June 30, 2024, the Company recognized a $0.1 million realized gain and a $0.2 million unrealized gain on one interest rate swap and a $0.3 million gain on FFA contracts. Compared to the six months ended June 30, 2023, the Company recognized a $1.8 million realized gain and a $1.8 million unrealized loss on interest rate swaps. Additionally, a $2.5 million gain on FFA contracts was recognized in the same period of 2023.

The Company reported net loss for the period of $2.2 million and a net loss attributable to controlling shareholders of $2.2 million, as compared to net loss and net loss attributable to controlling shareholders of $2.7 million, for the first half of 2023. The net loss attributable to the non-controlling interest of $0.05 million in the first half of 2024 represents the loss attributable to the 39% ownership of the entities owning the M/V Christos K and M/V Maria represented by NRP Project Finance AS (“NRP investors”) (the “Partnership”).

Adjusted EBITDA for the first half of 2024 was $7.1 million compared to $4.8 million achieved during the first half of 2023.

Basic and diluted loss per share attributable to the Company for the first half of 2024 was $0.81, calculated on 2,721,952 basic and diluted weighted average number of shares outstanding compared to loss per share of $0.98, calculated on 2,782,000 basic and diluted weighted average number of shares outstanding.

Excluding the effect on the net loss attributable to controlling shareholders for the first half of the year of the unrealized (gain) / loss on derivatives, the adjusted loss for the six-month period ended June 30, 2024, would have been $1.35 per share basic and diluted, compared to adjusted loss of $0.33 per share basic and diluted, respectively, for the six-month period ended June 30, 2023. As previously mentioned, usually, security analysts do not include the above item in their published estimates of earnings per share.

Fleet Profile:

The EuroDry Ltd. fleet profile is as follows:

Name	Type	Dwt	Year Built	Employment(*)	TCE Rate ($/day)
Dry Bulk Vessels
EKATERINI	Kamsarmax	82,000	2018	TC until Mar-25	Hire 105.5% of the Average Baltic Kamsarmax P5TC(**) index
XENIA	Kamsarmax	82,000	2016	TC until Apr-25	Hire 108% of the Average Baltic Kamsarmax P5TC (**) index
ALEXANDROS P.	Ultramax	63,500	2017	TC until Aug-24	$17,750
CHRISTOS K***	Ultramax	63,197	2015	In Drydock, passing her special survey
YANNIS PITTAS	Ultramax	63,177	2014	In Drydock, passing her special survey
MARIA***	Ultramax	63,153	2015	TC until Sep-24	$15,800
GOOD HEART	Ultramax	62,996	2014	TC until Aug-24	$16,000
MOLYVOS LUCK	Supramax	57,924	2014	TC until Aug-24	$15,700
EIRINI P	Panamax	76,466	2004	TC until Oct-24	$14,900
SANTA CRUZ	Panamax	76,440	2005	TC until Sep-24	$13,750
STARLIGHT	Panamax	75,845	2004	TC until Aug-24	$14,750
TASOS	Panamax	75,100	2000	TC until Aug-24	$16,500 plus a GBB(****) of $650,000
BLESSED LUCK	Panamax	76,704	2004	TC until Aug-24	$15,400
Total Dry Bulk Vessels	13	918,502

Note:

(*)

Represents the earliest redelivery date

(**)

The average Baltic Kamsarmax P5TC Index is an index based on five Panamax time charter routes.

(***)

The entity owning the vessel is 61% owned by EuroDry and 39% by NRP Investors.

(****)

Gross Ballast Bonus

Summary Fleet Data:

	3 months, ended June 30, 2023	3 months, ended June 30, 2024	6 months, ended June 30, 2023	6 months, ended June 30, 2024
FLEET DATA
Average number of vessels (1)	10.00	13.00	10.00	13.00
Calendar days for fleet (2)	910.0	1,183.0	1,810.0	2,366.0
Scheduled off-hire days incl. laid-up (3)	39.7	38.5	45.8	91.0
Available days for fleet (4) = (2) - (3)	870.3	1,144.5	1,764.2	2,275.0
Commercial off-hire days (5)	15.2	4.5	17.4	4.5
Operational off-hire days (6)	43.5	7.4	46.0	28.8
Voyage days for fleet (7) = (4) - (5) - (6)	811.6	1,132.6	1,700.8	2,241.7
Fleet utilization (8) = (7) / (4)	93.3%	99.0%	96.4%	98.5%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	98.3%	99.6%	99.0%	99.8%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	95.0%	99.4%	97.4%	98.7%

AVERAGE DAILY RESULTS
Time charter equivalent rate (11)	12,179	14,427	11,393	13,452
Vessel operating expenses excl. drydocking expenses (12)	6,780	6,396	6,424	6,289
General and administrative expenses (13)	876	666	882	675
Total vessel operating expenses (14)	7,656	7,062	7,306	6,964
Drydocking expenses (15)	1,771	1,617	1,171	1,555

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

 (2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was owned by us including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

 (3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

 (4) Available days. We define available days as the total number of Calendar days in a period net of scheduled off-hire days incl. laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

 (5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

 (6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract or are related to repositioning the vessel for the next charter. TCE provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters, pool agreements and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees are calculated by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expenses are calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses are calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method divided. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, August 8, 2024 at 10:00 a.m. Eastern Time, the Company's management will host a conference call and webcast to discuss the results.

Conference Call details: Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “EuroDry” to the operator and/or conference ID 13748278. Click here for additional participant International Toll -Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio Webcast - Slides Presentation: There will be a live and then archived webcast of the conference call and accompanying slides, available on the Company’s website. To listen to the archived audio file, visit our website http://www.eurodry.gr and click on Company Presentations under our Investor Relations page. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation for the second quarter ended June 30, 2024, will also be available in PDF format 10 minutes prior to the conference call and webcast, accessible on the company's website (www.eurodry.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended June 30,	Three Months Ended June 30,	Six Months Ended June 30,	Six Months Ended June 30,
	2023	2024	2023	2024

Revenues
Time charter revenue	10,971,323	18,497,005	20,289,173	33,818,790
Voyage charter revenue	-	-	2,609,775	-
Commissions	(628,905)	(1,059,174)	(1,214,562)	(1,956,314)
Net revenues	10,342,418	17,437,831	21,684,386	31,862,476

Operating expenses
Voyage expenses, net	1,087,162	2,156,887	3,522,285	3,664,404
Vessel operating expenses	5,395,601	6,560,345	10,086,286	12,793,704
Drydocking expenses	1,612,008	1,913,278	2,119,835	3,678,908
Vessel depreciation	2,576,820	3,456,863	5,111,289	6,898,931
Related party management fees	773,900	1,005,688	1,541,355	2,086,682
General and administrative expenses	797,566	788,300	1,597,115	1,597,248
Other operating loss	500,000	-	500,000	-
Total Operating expenses	12,743,057	15,881,361	24,478,165	30,719,877

Operating (loss) / income	(2,400,639)	1,556,470	(2,793,779)	1,142,599

Other income / (expenses)
Interest and other financing costs	(1,392,289)	(2,020,838)	(2,859,208)	(4,090,743)
Gain on derivatives, net	2,464,276	90,063	2,565,250	633,606
Foreign exchange gain / (loss)	5,151	8,503	(8,313)	10,069
Interest income	139,269	32,323	371,477	61,551
Other income / (expenses), net	1,216,407	(1,889,949)	69,206	(3,385,517)
Net loss	(1,184,232)	(333,479)	(2,724,573)	(2,242,918)
Net (gain) / loss attributable to non-controlling interest	-	(77,858)	-	50,079
Net loss attributable to controlling shareholders	(1,184,232)	(411,337)	(2,724,573)	(2,192,839)
Loss per share, basic and diluted	(0.43)	(0.15)	(0.98)	(0.81)
Weighted average number of shares, basic and diluted	2,761,182	2,710,413	2,782,000	2,721,952

EuroDry Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2023	June 30, 2024

ASSETS
Current Assets:
Cash and cash equivalents	8,002,024	4,408,348
Trade accounts receivable, net	6,740,606	7,411,843
Other receivables	2,127,266	2,457,803
Inventories	4,117,663	2,642,099
Restricted cash	2,797,569	1,478,327
Derivatives	196,627	224,206
Prepaid expenses	243,380	342,400
Total current assets	24,225,135	18,965,026

Fixed assets:
Vessels, net	203,528,116	197,183,657
Long-term assets:
Restricted cash	3,300,000	3,570,000
Derivatives	-	145,947
Total assets	231,053,251	219,864,630

LIABILITIES, AND SHAREHOLDERS' EQUITY
Current liabilities:
Long term bank loans, current portion	17,804,553	13,565,923
Trade accounts payable	3,146,931	2,675,316
Accrued expenses	2,320,606	1,741,647
Deferred revenue	346,838	545,746
Due to related companies	577,542	913,966
Derivatives	1,287,720	-
Total current liabilities	25,484,190	19,442,598

Long-term liabilities:
Long term bank loans, net of current portion	86,123,063	83,741,735
Derivatives	17,769	-
Total long-term liabilities	86,140,832	83,741,735
Total liabilities	111,625,022	103,184,333

Shareholders' equity:
Common stock (par value $0.01, 200,000,000 shares authorized, 2,832,417 and 2,787,953 issued and outstanding, respectively)	28,324	27,879
Additional paid-in capital	68,069,724	67,565,155
Retained earnings	41,564,249	39,371,410
Total EuroDry Ltd. common shareholders’ equity	109,662,297	106,964,444
Non-controlling interest	9,765,932	9,715,853
Total shareholders' equity	119,428,229	116,680,297
Total liabilities and shareholders' equity	231,053,251	219,864,630

EuroDry Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Six Months Ended June 30,	Six Months Ended June 30,
	2023	2024

Cash flows from operating activities:
Net loss	(2,724,573)	(2,242,918)
Adjustments to reconcile net loss to net cash provided by operating activities:
Vessel depreciation	5,111,289	6,898,931
Amortization and write off of deferred charges	95,858	130,042
Share-based compensation	516,649	469,056
Unrealized loss / (gain) on derivatives	1,807,275	(1,479,016)
Bad debt expense	134,294	-
Changes in operating assets and liabilities	2,527,748	(22,227)
Net cash provided by operating activities	7,468,540	3,753,868

Cash flows from investing activities:
Cash paid for vessel acquisitions and capitalized expenses	(80,997)	(672,716)
Cash paid for vessel sale expenses	(15,274)	-
Net cash used in investing activities	(96,271)	(672,716)

Cash flows from financing activities:
Cash paid for share repurchases	(1,049,054)	(974,070)
Loan arrangement fees paid	(126,000)	-
Proceeds from long term bank loans	14,000,000	3,250,000
Repayment of long-term bank loans	(17,820,000)	(10,000,000)
Net cash used in financing activities	(4,995,054)	(7,724,070)

Net increase / (decrease) in cash, cash equivalents and restricted cash	2,377,215	(4,642,918)
Cash, cash equivalents and restricted cash at beginning of period	37,123,013	14,099,593
Cash, cash equivalents and restricted cash at end of period	39,500,228	9,456,675

  Cash breakdown

Cash and cash equivalents	36,669,290	4,408,348
Restricted cash, current	645,938	1,478,327
Restricted cash, long term	2,185,000	3,570,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	39,500,228	9,456,675

EuroDry Ltd.

Reconciliation of Net loss

to Adjusted EBITDA

(All amounts expressed in U.S. Dollars)

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2024	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024
Net loss	(1,184,232)	(333,479)	(2,724,573)	(2,242,918)
Interest and other financing costs, net (incl. interest income)	1,253,020	1,988,515	2,487,731	4,029,192
Vessel depreciation	2,576,820	3,456,863	5,111,289	6,898,931
Unrealized loss / (gain) on Forward Freight Agreement derivatives	83,025	-	40,830	(1,287,720)
Gain on interest rate swap derivatives	(254,517)	(90,063)	(76,920)	(300,703)
Adjusted EBITDA	2,474,116	5,021,836	4,838,357	7,096,782

Adjusted EBITDA Reconciliation:

EuroDry Ltd. considers Adjusted EBITDA to represent net loss before interest, income taxes, depreciation, unrealized  loss / (gain) on Forward Freight Agreement derivatives (“FFAs”) and gain on interest rate swap derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net loss, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, financial costs, unrealized loss / (gain) on FFAs, gain on interest rate swap derivatives, and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

EuroDry Ltd.

Reconciliation of Net loss attributable to controlling shareholders to Adjusted net loss attributable to controlling shareholders

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended June 30, 2023	Three Months Ended June 30, 2024	Six Months Ended June 30, 2023	Six Months Ended June 30, 2024
Net loss attributable to controlling shareholders	(1,184,232)	(411,337)	(2,724,573)	(2,192,839)
Unrealized (gain) / loss on derivatives	(138,029)	(36,024)	1,807,276	(1,479,016)
Adjusted net loss attributable to controlling shareholders	(1,322,261)	(447,361)	(917,297)	(3,671,855)
Adjusted loss per share, basic and diluted	(0.48)	(0.17)	(0.33)	(1.35)
Weighted average number of shares, basic and diluted	2,761,182	2,710,413	2,782,000	2,721,952

Adjusted net loss and Adjusted loss per share Reconciliation:

EuroDry Ltd. considers Adjusted net loss attributable to controlling shareholders, to represent net loss before unrealized (gain) / loss on derivatives, which includes FFAs and interest rate swaps. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share is included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of unrealized (gain) / loss on derivatives, which may significantly affect results of operations between periods. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share do not represent and should not be considered as an alternative to net loss or loss per share, as determined by GAAP. The Company's definition of Adjusted net loss attributable to controlling shareholders and Adjusted loss per share may not be the same as that used by other companies in the shipping or other industries. Adjusted net loss attributable to controlling shareholders and Adjusted loss per share are not adjusted for all non-cash income and expense items that are reflected in our statement of cash flows.

About EuroDry Ltd.

EuroDry Ltd. was formed on January 8, 2018 under the laws of the Republic of the Marshall Islands to consolidate the drybulk fleet of Euroseas Ltd. into a separate listed public company. EuroDry was spun-off from Euroseas Ltd on May 30, 2018; it trades on the NASDAQ Capital Market under the ticker EDRY.

EuroDry operates in the dry cargo, drybulk shipping market. EuroDry's operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company and Eurobulk (Far East) Ltd. Inc., which are responsible for the day-to-day commercial and technical management and operations of the vessels. EuroDry employs its vessels on spot and period charters and under pool agreements.

The Company has a fleet of 13 vessels, including 5 Panamax drybulk carriers, 5 Ultramax drybulk carrier, 2 Kamsarmax drybulk carriers and 1 Supramax drybulk carrier. EuroDry’s 13 drybulk carriers have a total cargo capacity of 918,502 dwt.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.eurodry.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer EuroDry Ltd. 11 Canterbury Lane, Watchung, NJ07069 Tel. (908) 301-9091 E-mail: aha@eurodry.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY10169 Tel. (212) 661-7566 E-mail: eurodry@capitallink.com

SK 29870 0001 11440546